November 3, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Jasmin Corp.

Registration Statement on Form S-1/A

Filed September 23, 2016

 File No. 333-213425

Dear Messrs.:

This letter sets forth the responses of Jasmin Corp. (the “Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 11, 2016.

General

1.       In future responses, please use page numbers to reference specific changes to disclosure based on our comments.

Response: The page numbers was used as requested.

Description of Business, Product, page 20

2.       We note your response to prior comment 10 of our letter dated September 23, 2016; however, you do not appear to have addressed the second part of the comment pertaining to where and how you will source the cork and manufacture these products. Please provide this disclosure and describe the terms of any material contracts with distributors or manufacturers.

Response: The disclosure was provided on the page 20, Product, Description of Business.

3.       We note the description of the agreement with Un Rien De Vous, in response to comment 11 of our letter dated September 23, 2016. In examining the agreement, it is unclear what this contract represents. Un Rien De Vous does not appear obligated to purchase any products from Jasmin and any products they do purchase will be at prices negotiated and included in an invoice. Please revise your disclosure to clarify why this contract is material and include further detail regarding the uncertainty of sales and payments related to the contract.

Response: There is a chance that Un Rien De Vous will not purchase our design items in the future. The management of Jasmin Corp. believes that this contact is a representation of relationships between the Company and the customer. As of the date of this filing we have generated $6,350 from selling our products to this customer. The Company also has verbal negotiations with two potential customers at the moment, but there have been not singed agreements with them yet.

Our Main Production Process, page 20

4.       Your response to comment 12 of our letter dated September 23, 2016, does not address the conflict in the disclosure in your financial statements and narrative. Your disclosure on page 17 says that you have purchased a wood engraving machine and flatbed printer but Note 1 to your financial statements says that you “will” purchase these items. Furthermore, the financial statements do not seem to reflect these assets or the payment for them. Please reconcile these disclosures.

Response: Note 1 to our financial statements reflects the information regarding the period as of June 30, 2016. The information on page 17 is updated accordingly to the current date of filling. The payment for the assets is reflected as prepaid expenses and advances in our financial statements.

Background Information about our officer and director, page 25

5.       Please provide more information with regard to the background of Mr. Chavanaz, including the identity of the Company for which he worked. In addition, please disclose the specific business experience, qualifications, attributes or skills that led to the conclusion that the Mr. Chavanaz is qualified to serve as the sole officer and director.

Response: The disclosure was added on the page 25 of the Company’s registration statement as were requested.

                        Sincerely,

                        /s/ Jean-Paul Chavanaz

                        Director of Jasmin Corp.